WITHDRAWAL OF FORM S-3 OF TRINITY BIOTECH PLC
                                IDA Business Park
                                Bray, Co. Wicklow
                                     Ireland
                               011 353 1 276 9800



                                                    1933 Act Rule 477
                                                    1933 Act File No. 333-107330

                                  July 25, 2003

VIA EDGAR
---------

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

        Subject: Withdrawal of Registration Statement on Form S-3 of Trinity Biotech PLC; Accession No. 0001089355-03-000342; File No. 333-107330
                   --------------------------------------------------------

Ladies and Gentlemen:

     In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Trinity Biotech plc (the "Registrant") hereby respectfully requests that the U.S. Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form S-3, as filed with the Commission via EDGAR on July 25, 2003, at 13:21 (Registration No. 333-107330; Accession No. 0001089355-03-000342) (the "Registration Statement").

     The Registration Statement relates to the resale of shares by the selling shareholders named in the Registration Statement. This request is being made after consultation with the Commission Staff regarding the need to file a Registration Statement on Form F-3 for the resale of shares of foreign private issuers.

     The Registration Statement is not yet effective; therefore, no securities were sold in connection with the offering. It is our opinion the withdrawal of this Registration Statement would be consistent with the public interest and the protection of investors.

     Accordingly, we request that an order granting the withdrawal of this Registration Statement be deemed granted by the Commission immediately.

     We appreciate your prompt attention to this matter. If you have any questions regarding the foregoing application for withdrawal, please contact Peter Flagel, Esq. of Carter Ledyard & Milburn LLP at (212) 238-8649.


                                 Very truly yours,


                                 /s/ Rory Nealon
                                 --------------------------
                                 Rory Nealon
                                 Chief Financial Officer and Secretary